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                            [LETTERHEAD]


                                                              File No. 51241.9
                                                     Direct Dial (404)888-4266


                           November 19, 1996

VIA OVERNIGHT MAIL AND EDGAR
----------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Document Control

     Re: EarthLink Network, Inc.
     Request to Withdraw Registration Statement on Form S-1
     Commission File No. 333-05055

Ladies and Gentlemen:

     On behalf of EarthLink Network, Inc. (the "Company"), and as its counsel, we hereby request that the Registration Statement on Form S-1 (Commission File No. 333-05055) originally filed by the Company with the Securities and Exchange Commission on June 3, 1996 (the "First Registration Statement"), be formally withdrawn.

     On November 8, 1996, the Company filed a new registration statement on Form S-1 (File No. 333-15781) (the "New Registration Statement") but did not withdraw the First Registration Statement in an attempt to incorporate the First Registration Statement under Rule 429(b) so as to take advantage of the originally paid registration fee. However, per the Commission's position and request by Mr. James Daly of the Commission, the Company has elected to withdraw the First Registration Statement. In connection with the withdrawal, the Company confirms that no shares of the Company's Common Stock for which it sought registration under the First Registration Statement were sold.

     If you have any questions regarding this request to withdraw the First Registration Statement, please do not hesitate to contact me at (404) 888-4266.


                                          Very truly yours,
                                          /s/ W. Tinley Anderson, III
                                          W. Tinley Anderson, III

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